Exhibit 99.1

ALTAGAS APPOINTS RANDALL CRAWFORD AS CHIEF EXECUTIVE OFFICER

AltaGas solidifies senior leadership team and readies to execute on opportunities in Gas and U.S. Utilities

Calgary, Alberta (November 20, 2018)

AltaGas Ltd. (AltaGas) (TSX: ALA) today announced the appointment of Randall (Randy) Crawford as Chief Executive Officer and member of the Board of Directors, effective December 10, 2018. Mr. Crawford assumes this role from David Cornhill and Phillip Knoll who will continue as interim co-CEOs until the effective date.    Mr. Crawford will join the AltaGas senior leadership team in Calgary, Alberta, and will lead the next stages of the company’s ongoing evolution.

Mr. Crawford is a seasoned executive with more than 30 years of experience in the natural gas industry. In his most recent role as Senior Vice President and President, Midstream and Commercial with EQT Corporation (EQT), a premier U.S. integrated gas company, Mr. Crawford successfully led EQT’s ambitious growth strategy in the Marcellus natural gas play. He has also held progressively senior roles at EQT’s regulated gas utility, including serving as its President.

“Randy’s extensive experience in our base businesses and long track record of driving top-tier performance makes him the ideal candidate to lead the next chapter in AltaGas’ evolution,” said David Cornhill, interim co-Chief Executive Officer and Chairman of the Board. “His operational expertise and financial acumen will serve us well as we continue to optimize and reshape our business, refine our asset portfolio and strengthen our balance sheet.”

Mr. Crawford will lead and develop AltaGas’ ongoing strategy, including:

•                  strengthening AltaGas’ financial position;

•                  reshaping AltaGas to focus on opportunities in the Gas and U.S. Utilities segments; and,

•                  leveraging the existing Gas and U.S. Utilities businesses to drive the next phase of growth and value creation at AltaGas.

“Given the quality of AltaGas’ employees and assets, I believe there is tremendous opportunity to leverage the asset footprint for long-term, sustainable growth,” said Mr. Crawford. “I look forward to working alongside our entire AltaGas team to continue to enhance the value of our assets and position us as a leading player in North American energy infrastructure.”

Prior to joining EQT, Mr. Crawford held various senior financial and regulatory management positions with Consolidated Natural Gas Company in Pittsburgh. Mr. Crawford previously served as a director for the American Gas Association, the Energy Association of Pennsylvania, the West Virginia Oil and Natural Gas Association and the Interstate Natural Gas Association of America. He’s a director of the Children’s Hospital of Pittsburgh Foundation, a member of the University of Pittsburgh Cancer Institute Council, and a past West Virginia Wesleyan College Trustee.

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results.  Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: the anticipated effective time of Randy Crawford’s appointment as CEO; the expected continuance of the current co-CEOs in their role until the effective date; expected reshaping of the business, refining of the asset portfolio and strengthening of the balance sheet; and expected execution of the strategy, including expected focus areas, growth and value creation.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; the Harmattan Rep agreements; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; availability of supply from Cook Inlet; availability of biomass fuel; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; risks associated with the financing of the WGL Acquisition and the underlying business of WGL; and the other factors discussed under the heading “Risk Factors” in the Corporation’s AIF for the year ended December 31, 2017.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.